Exhibit 99.1

Baidu Announces Second Quarter 2021 Results

BEIJING, China, August 12, 2021 – Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888) (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced its unaudited financial results for the second quarter ended June 30, 2021.

“Baidu Core delivered another strong quarter, powered by the fast growth of our new AI business. AI enables businesses and local governments to do more and serve more people,” said Robin Li, co-founder and CEO of Baidu. “We are excited about the opportunities to help different industries transform their business with AI and support our goal to become carbon neutral by 2030.”

“Baidu Core revenue grew 27% year over year in the second quarter, boosted by AI cloud growing 71% year over year,” said Herman Yu, CFO of Baidu. “Baidu’s search and feed business was solid, and we continue to execute and lead on our new AI business, including AI cloud, autonomous driving and smart assistant.”

Second Quarter 2021 Financial Highlights1

	Baidu, Inc.
(In millions except per ADS, unaudited)	Q2 2020	Q1 2021	Q2 2021		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	26,034	28,134	31,350	4,855	20%	11%

Operating income	3,644	2,789	3,463	536	(5%)	24%
Operating income (non-GAAP) [2]	5,605	4,362	5,653	876	1%	30%

Net income (loss) to Baidu	3,579	25,653	(583)	(90)	—	—
Net income to Baidu (non-GAAP) [2]	5,082	4,297	5,359	830	5%	25%

Diluted earnings (loss) per ADS	10.31	73.76	(1.70)	(0.26)	—	—
Diluted earnings per ADS (non-GAAP) [2]	14.73	12.38	15.41	2.39	5%	24%

Adjusted EBITDA [2]	7,015	5,900	7,295	1,130	4%	24%
Adjusted EBITDA margin	27%	21%	23%	23%

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB6.4566 as of June 30, 2021, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

	Baidu, Core
(In millions, unaudited)	Q2 2020	Q1 2021	Q2 2021		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	18,926	20,483	24,041	3,723	27%	17%

Operating income	4,966	3,847	4,619	715	(7%)	20%
Operating income (non-GAAP) [2]	6,482	5,064	6,467	1,002	(0%)	28%

Net income to Baidu Core	4,424	26,354	172	27	(96%)	(99%)
Net income to Baidu Core (non-GAAP) [2]	5,656	4,870	5,942	920	5%	22%

Adjusted EBITDA[2]	7,771	6,487	7,991	1,238	3%	23%
Adjusted EBITDA margin	41%	32%	33%	33%

Other Highlights

Corporate

•

Q2 2021 net loss of RMB 0.6 billion included a RMB 3.1 billion fair value loss from long-term investments, compared to a fair value gain of RMB 23.7 billion in Q1 2021, both primarily related to a mark-to-market adjustment on Kuaishou Technology (see also Total other loss, net below).

•	ESG: in June, Baidu announced its goal to become carbon neutral by 2030.

•	Baidu’s low-carbon business practices have been featured in the UN Global Compact Corporate Net Zero Pathway Report.

•	Baidu’s data center in Yangquan, Shanxi was awarded the carbon neutral data center leader (5A) certification (highest rating of green data centers).

•	Baidu has returned US$566 million to shareholders under the 2020 Share Repurchase Program this year, bringing the cumulative repurchase to $2.5 billion since 2020.

AI Cloud

•

Baidu held the Intelligent Economy Summit on July 29th, featuring speakers from leading enterprises and municipalities highlighting the importance of AI to the development of industrial internet, smart city and digital economy.

•	Baidu was ranked the No. 1 AI cloud provider again, according to IDC’s 2020 China’s public cloud market report.

•

Baidu deep learning platform became the most widely used in China, according to an IDC report in June 2021. PaddlePaddle developer community grew to 3.6 million, up 62% year over year, and serves 130,000 businesses.

•

Baidu signed with Geely Holding, a leading automotive manufacturer, to provide private cloud solution and other cloud applications, to enable Geely to leverage Baidu’s AI to optimize its manufacturing capabilities and provide cloud services to its automotive suppliers and customers.

•

Quanzhou, Fujian with a resident of 8 million, implemented Baidu AI solutions to remotely monitor its water-treatment plant for equipment malfunction and dynamically adjust water pressure, based on predicted usage, cutting electricity use by 8%.

•	Coverage of Apollo ACE smart transportation has grown to 20 cities in June 2021, up four folds from a year ago, based on contract amounts over RMB 10 million.

•

Xiongan, Hebei signed with Apollo ACE to deploy V2X smart highway, to remotely detect highway maintenance needs, assess road closure for poor weather conditions and identify travelers who dodge toll terminals.

Intelligent Driving

•

Apollo L4 autonomous driving accumulated 7.5 million test miles, up 152% year over year. Apollo has received 278 autonomous driving permits, reflecting Apollo’s piloting in dispersed geographic regions and under wide-ranging test scenarios.

•	Baidu introduced Apollo’s 5th generation robotaxi vehicles in June, which again saw a 60% drop in cost per mile.

•

Apollo Go ride hailing expanded into Guangzhou, Guangdong, its fourth city of operation, and provided 47K trips to the public, up 200% sequentially, in Q2. Customer satisfaction has been high, with user rating averaging 4.9 out of 5.0.

•	Great Wall Motors announced in June that its flagship WEY Mocha SUV will feature Apollo Automated Valet Parking (AVP) in its new release later this year.

Other Growth Initiatives

•	Xiaodu was ranked No.1 in smart display shipments globally and No.1 in smart speaker shipments in China, according to IDC and Canalys, for Q1 2021.

•

China’s elderly population is slated to exceed 300 million. Xiaodu smart displays connect elders with immediate senior-community assistance and serve as an always-on virtual companionship through conversational AI, improving their quality of life, while allowing family members to remotely monitor their love ones.

•	Xiaodu’s Tiantian T10 (10” smart display with karaoke) was released in May at an MSRP of RMB1,699, exemplifying how hardware can be differentiated with AI features.

•	Xiaodu services revenue, including advertising and membership, grew 5 folds from last year, accounting for over 10% of Xiaodu Q2 revenue.

Mobile Ecosystem

•	In June, Baidu MAUs reached 580 million and daily logged in users reaching 77%.

•	Managed Page reached 40% of Baidu Core Q2 online marketing revenue, as merchants adopted Baidu’s hosted service with marketing cloud for their online storefront.

iQIYI

•	iQIYI subscribers reached 106.2 million in June 2021, serving as a strong foundation to support in-house production of entertainment blockbuster originals.

Second Quarter 2021 Financial Results

Total revenues were RMB 31.4 billion ($4.86 billion), increasing 20% year over year.

•

Revenue from Baidu Core was RMB 24.0 billion ($3.72 billion), increasing 27% year over year; online marketing revenue was RMB 19.0 billion ($2.95 billion), up 18% year over year, and non-online marketing revenue was RMB 5.0 billion ($771 million), up 80% year over year, driven by cloud and other services.

•	Revenue from iQIYI was RMB 7.6 billion ($1.18 billion), increasing 3% year over year.

Cost of revenues was RMB 15.9 billion ($2.46 billion), increasing 21% year over year, primarily due to an increase in traffic acquisition costs and cost of goods sold related to new AI business.

Selling, general and administrative expenses were RMB 5.7 billion ($884 million), increasing 29% year over year, primarily due to an increase in channel spending, promotional expenses and personnel-related expenses.

Research and development expense was RMB 6.3 billion ($973 million), increasing 30% year over year, primarily related to personnel-related expenses.

Operating income was RMB 3.5 billion ($536 million). Baidu Core operating income was RMB 4.6 billion ($715 million), and Baidu Core operating margin was 19%. Non-GAAP operating income was RMB 5.7 billion ($876 million). Non-GAAP Baidu Core operating income was RMB 6.5 billion ($1.00 billion), and non-GAAP Baidu Core operating margin was 27%.

Total other loss, net was RMB 2.4 billion ($376 million), which included a fair value loss of RMB 3.1 billion from long-term investments. A significant portion of long-term investments is subject to quarterly mark-to-market adjustment, which may contribute to net income volatility in the future.

Income tax expense was RMB 2.2 billion ($341 million), increasing year over year primarily due to an increase in deferred income tax expense recognized on the fair value gain of certain long-term investments.

Net loss attributable to Baidu was RMB 583 million ($90 million), and diluted loss per ADS was RMB 1.70 ($0.26). Net income attributable to Baidu Core was RMB 172 million ($27 million). Non-GAAP net income attributable to Baidu was RMB 5.4 billion ($830 million), and non-GAAP diluted earnings per ADS was RMB 15.41 ($2.39). Non-GAAP net income attributable to Baidu Core was RMB 5.9 billion ($920 million).

Adjusted EBITDA was RMB 7.3 billion ($1.13 billion). Adjusted EBITDA for Baidu Core was RMB 8.0 billion ($1.24 billion) and adjusted EBITDA margin for Baidu Core was 33%.

As of June 30, 2021, cash, cash equivalents, restricted cash and short-term investments were RMB 179.9 billion ($27.87 billion), and cash, cash equivalents, restricted cash and short-term investments excluding iQIYI were RMB 167.7 billion ($25.97 billion). Free cash flow was RMB 5.4 billion ($843 million), and free cash flow excluding iQIYI was RMB 6.9 billion ($1.07 billion).

Management Transition

Baidu today is pleased to announce that Herman Yu has been appointed as Chief Strategy Officer (CSO) of the Company, and will be responsible for corporate strategy and business development. Mr. Yu will report to Baidu’s CEO Robin Li. Mr. Yu will continue to serve as CFO until the appointment of a new CFO.

Financial Guidance

For the third quarter of 2021, Baidu expects revenues to be between RMB 30.6 billion ($4.7 billion) and RMB 33.5 billion ($5.2 billion), representing a growth rate of 8% to 19% year over year, which assumes that Baidu Core revenue will grow between 9% and 20% year over year.

The COVID-19 situation in China is evolving and business visibility is limited. The above forecast reflects Baidu’s current and preliminary view, which is subject to substantial uncertainties.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 AM on August 12, 2021, U.S. Eastern Time (8:00 PM on August 12, 2021, Beijing Time).

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

For pre-registration, please click http://apac.directeventreg.com/registration/event/3059294. It will automatically direct you to the registration page of “Baidu Q2 2021 Earnings Conference Call”, where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter “ 3059294”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

A replay of the conference call may be accessed by phone at the following number until August 20 2021:

International:	+61 2 8199 0299
Conference ID:	3059294

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on the NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the third quarter of 2021, quotations from management in this announcement, as well as Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss) attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses and amortization and impairment of intangible assets resulting from business combinations.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, which is adjusted for accretion for the redeemable non-controlling interests, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization and impairment of intangible assets resulting from business combinations, and share-based compensation expenses.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

Baidu, Inc.

Condensed Consolidated Statements of Income (Loss)

(In millions except for per share (or ADS) information, unaudited)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$(2)	RMB	RMB	US$(2)
Revenues:
Online marketing services	17,688	18,094	20,828	3,225	31,931	38,922	6,028
Others	8,346	10,040	10,522	1,630	16,648	20,562	3,185

Total revenues	26,034	28,134	31,350	4,855	48,579	59,484	9,213

Costs and expenses:
Cost of revenues(1)	13,134	15,002	15,897	2,462	27,821	30,899	4,785
Selling, general and administrative(1)	4,417	5,245	5,707	884	8,269	10,952	1,697
Research and development(1)	4,839	5,098	6,283	973	9,282	11,381	1,763

Total costs and expenses	22,390	25,345	27,887	4,319	45,372	53,232	8,245

Operating income	3,644	2,789	3,463	536	3,207	6,252	968
Other income (loss):
Interest income	1,312	1,233	1,342	208	2,753	2,575	399
Interest expense	(820)	(823)	(845)	(131)	(1,571)	(1,668)	(258)
Foreign exchange income (loss), net	55	156	(36)	(6)	(43)	120	19
Share of loss from equity method investments	(1,732)	(151)	(4)	(1)	(1,551)	(155)	(24)
Others, net	1,551	23,362	(2,887)	(446)	(265)	20,475	3,171

Total other income (loss), net	366	23,777	(2,430)	(376)	(677)	21,347	3,307

Income before income taxes	4,010	26,566	1,033	160	2,530	27,599	4,275
Income tax expense	1,222	1,534	2,197	341	1,420	3,731	578

Net income (loss)	2,788	25,032	(1,164)	(181)	1,110	23,868	3,697
Net loss attributable to noncontrolling interests	(791)	(621)	(581)	(91)	(2,510)	(1,202)	(186)

Net income (loss) attributable to Baidu	3,579	25,653	(583)	(90)	3,620	25,070	3,883

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$(2)	RMB	RMB	US$(2)
Earnings (loss) per ADS (1 ADS representing 8 Class A ordinary shares):
— Basic	10.34	76.10	(1.70)	(0.26)	10.37	73.12	11.32
— Diluted	10.31	73.76	(1.70)	(0.26)	10.32	71.23	11.03
Earnings (loss) per share for Class A and Class B ordinary shares:
— Basic	1.29	9.51	(0.21)	(0.03)	1.30	9.14	1.42
— Diluted	1.29	9.22	(0.21)	(0.03)	1.29	8.90	1.38
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):
— Basic	2,750	2,692	2,782	2,782	2,758	2,737	2,737
— Diluted	2,760	2,777	2,782	2,782	2,771	2,809	2,809

(1) Includes share-based compensation expenses as follows:
Cost of revenues	108	79	112	18	189	191	30
Selling, general and administrative	550	471	483	75	1,014	954	147
Research and development	1,188	949	1,521	236	2,133	2,470	384

Total share-based compensation expenses	1,846	1,499	2,116	329	3,336	3,615	561

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the exchange rate in effect as of June 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	35,782	42,896	6,644
Restricted cash	758	10,652	1,649
Short-term investments, net	126,402	126,387	19,575
Accounts receivable, net	8,668	9,197	1,424
Amounts due from related parties	726	866	134
Other current assets, net	11,006	9,936	1,539

Total current assets	183,342	199,934	30,965

Non-current assets:
Fixed assets, net	17,508	18,554	2,874
Licensed copyrights, net	6,435	6,714	1,040
Produced content, net	6,556	8,676	1,344
Intangible assets, net	2,022	1,883	292
Goodwill	22,248	22,592	3,499
Long-term investments, net	76,233	101,310	15,691
Amounts due from related parties	3,438	3,484	540
Deferred tax assets, net	1,674	433	67
Operating lease right-of-use assets	9,804	10,058	1,558
Other non-current assets	3,448	15,649	2,423

Total non-current assets	149,366	189,353	29,328

Total assets	332,708	389,287	60,293

	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	3,016	3,025	469
Accounts payable and accrued liabilities	36,716	38,276	5,928
Customer deposits and deferred revenue	12,626	13,400	2,075
Deferred income	158	108	17
Long-term loans, current portion	7,427	915	142
Convertible senior notes, current portion	4,752	4,777	740
Amounts due to related parties	1,324	1,802	279
Operating lease liabilities	2,366	2,495	386

Total current liabilities	68,385	64,798	10,036

Non-current liabilities:
Deferred income	97	108	17
Deferred revenue	686	316	49
Amounts due to related parties	3,543	3,384	524
Long-term loans	—	12,784	1,980
Notes payable	48,408	47,915	7,421
Convertible senior notes	11,927	12,592	1,950
Deferred tax liabilities	3,067	3,275	507
Operating lease liabilities	4,693	4,696	727
Other non-current liabilities	59	91	15

Total non-current liabilities	72,480	85,161	13,190

Total liabilities	140,865	149,959	23,226

Redeemable noncontrolling interests	3,102	4,814	746
Equity
Total Baidu shareholders’ equity	182,696	228,907	35,453
Noncontrolling interests	6,045	5,607	868

Total equity	188,741	234,514	36,321

Total liabilities, redeemable noncontrolling interests, and equity	332,708	389,287	60,293

Baidu, Inc.

Selected Information

(In millions, unaudited)

	Three months ended June 30, 2020 (RMB)					Three months ended March 31, 2021 (RMB)					Three months ended June 30, 2021 (RMB)					Three months ended June 30, 2021 (US$)
	Baidu		Elim &		Baidu,	Baidu		Elim &		Baidu,	Baidu		Elim &		Baidu,	Baidu		Elim &		Baidu,
	Core	iQIYI	adj(2)		Inc.	Core	iQIYI	adj(2)		Inc.	Core	iQIYI	adj(2)		Inc.	Core	iQIYI	adj(2)		Inc.
Total revenues	18,926	7,412	(304)		26,034	20,483	7,968	(317)		28,134	24,041	7,608	(299)		31,350	3,723	1,178	(46)		4,855
YOY											27%	3%			20%
QOQ											17%	(5%)			11%
Costs and expenses:
Cost of revenues(1)	6,555	6,834	(255)		13,134	8,162	7,109	(269)		15,002	9,289	6,869	(261)		15,897	1,439	1,063	(40)		2,462
Selling, general and administrative(1)	3,230	1,196	(9)		4,417	4,048	1,201	(4)		5,245	4,526	1,185	(4)		5,707	701	184	(1)		884
Research and development(1)	4,175	664	—		4,839	4,426	672	—		5,098	5,607	676	—		6,283	868	105	—		973

Total costs and expenses	13,960	8,694	(264)		22,390	16,636	8,982	(273)		25,345	19,422	8,730	(265)		27,887	3,008	1,352	(41)		4,319

YOY
Cost of revenues											42%	1%			21%
Selling, general and administrative											40%	(1%)			29%
Research and development											34%	2%			30%
Cost and expenses											39%	0%			25%
Operating income (loss)	4,966	(1,282)	(40)		3,644	3,847	(1,014)	(44)		2,789	4,619	(1,122)	(34)		3,463	715	(174)	(5)		536
YOY											(7%)	(12%)			(5%)
QOQ											20%	11%			24%
Operating margin	26%	(17%)			14%	19%	(13%)			10%	19%	(15%)			11%
Add: total other income (loss), net	507	(141)	—		366	23,999	(222)	—		23,777	(2,204)	(226)	—		(2,430)	(341)	(35)	—		(376)
Less: income tax expense	1,206	16	—		1,222	1,513	21	—		1,534	2,167	30	—		2,197	336	5	—		341
Less: net (loss) income attributable to NCI	(157)	3	(637	)(3)	(791)	(21)	10	(610	)(3)	(621)	76	19	(676	)(3)	(581)	11	2	(104	)(3)	(91)

Net income (loss) attributable to Baidu	4,424	(1,442)	597		3,579	26,354	(1,267)	566		25,653	172	(1,397)	642		(583)	27	(216)	99		(90)

	Three months ended June 30, 2020 (RMB)				Three months ended March 31, 2021 (RMB)				Three months ended June 30, 2021 (RMB)				Three months ended June 30, 2021 (US$)
	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,
	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.
YOY									(96%)	(3%)		—
QOQ									(99%)	10%		—
Net margin	23%	(19%)		14%	129%	(16%)		91%	1%	(18%)		(2%)
Non-GAAP financial measures:
Operating income (loss) (non-GAAP)	6,482	(837)		5,605	5,064	(658)		4,362	6,467	(780)		5,653	1,002	(121)		876
YOY									(0%)	(7%)		1%
QOQ									28%	19%		30%
Operating margin (non-GAAP)	34%	(11%)		22%	25%	(8%)		16%	27%	(10%)		18%
Net income (loss) attributable to Baidu (non-GAAP)	5,656	(956)		5,082	4,870	(1,021)		4,297	5,942	(1,065)		5,359	920	(164)		830
YOY									5%	11%		5%
QOQ									22%	4%		25%
Net margin (non-GAAP)	30%	(13%)		20%	24%	(13%)		15%	25%	(14%)		17%
Adjusted EBITDA	7,771	(716)		7,015	6,487	(543)		5,900	7,991	(662)		7,295	1,238	(103)		1,130
YOY									3%	(8%)		4%
QOQ									23%	22%		24%
Adjusted EBITDA margin	41%	(10%)		27%	32%	(7%)		21%	33%	(9%)		23%

(1)	Includes share-based compensation as follows:

Cost of revenues	49	59	108	33	46	79	69	43	112	117		18
Selling, general and administrative	331	219	550	256	215	471	274	209	483	43	32	75
Research and development	1,102	86	1,188	866	83	949	1,443	78	1,521	224	12	236

Total share-based compensation	1,482	364	1,846	1,155	344	1,499	1,786	330	2,116	278	51	329

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net loss attributable to iQIYI noncontrolling interests

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions,unaudited)

	Three months ended June 30, 2020 (RMB)			Three months ended March 31, 2021 (RMB)			Three months ended June 30, 2021 (RMB)			Three months ended June 30, 2021 (US$)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by (used in) operating activities	9,547	(1,358)	8,189	5,467	(1,350)	4,117	9,362	(1,426)	7,936	1,450	(221)	1,229
Net cash (used in) provided by investing activities	(8,854)	1,144	(7,710)	(4,579)	(2,778)	(7,357)	(12,220)	58	(12,162)	(1,893)	9	(1,884)
Net cash (used in) provided by financing activities	(2,211)	823	(1,388)	18,018	611	18,629	5,256	801	6,057	813	124	937
Effect of exchange rate changes on cash, cash equivalents and restricted cash	26	(10)	16	251	(29)	222	(342)	(92)	(434)	(53)	(14)	(67)

Net (decrease) increase in cash, cash equivalents and restricted cash	(1,492)	599	(893)	19,157	(3,546)	15,611	2,056	(659)	1,397	317	(102)	215
Cash, cash equivalents and restricted cash
At beginning of period	18,089	4,681	22,770	25,599	10,941	36,540	44,756	7,395	52,151	6,933	1,145	8,078
At end of period	16,597	5,280	21,877	44,756	7,395	52,151	46,812	6,736	53,548	7,250	1,043	8,293
Net cash provided by (used in) operating activities	9,547	(1,358)	8,189	5,467	(1,350)	4,117	9,362	(1,426)	7,936	1,450	(221)	1,229
Less: Capital expenditures	(797)	(57)	(854)	(1,438)	(61)	(1,499)	(2,435)	(61)	(2,496)	(377)	(9)	(386)

Free cash flow	8,750	(1,415)	7,335	4,029	(1,411)	2,618	6,927	(1,487)	5,440	1,073	(230)	843

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Three months ended June 30, 2020 (RMB)			Three months ended March 31, 2021 (RMB)			Three months ended June 30, 2021 (RMB)			Three months ended June 30, 2021 (US$)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income (loss)	4,966	(1,282)	3,644	3,847	(1,014)	2,789	4,619	(1,122)	3,463	715	(174)	536
Add: Share-based compensation expenses	1,482	364	1,846	1,155	344	1,499	1,786	330	2,116	278	51	329
Add: Amortization and impairment of intangible assets(1)	34	81	115	62	12	74	62	12	74	9	2	11

Operating income (loss) (non-GAAP)	6,482	(837)	5,605	5,064	(658)	4,362	6,467	(780)	5,653	1,002	(121)	876
Add: Depreciation of fixed assets	1,289	121	1,410	1,423	115	1,538	1,524	118	1,642	236	18	254

Adjusted EBITDA	7,771	(716)	7,015	6,487	(543)	5,900	7,991	(662)	7,295	1,238	(103)	1,130
Net income (loss) attributable to Baidu	4,424	(1,442)	3,579	26,354	(1,267)	25,653	172	(1,397)	(583)	27	(216)	(90)
Add: Share-based compensation expenses	1,473	364	1,676	1,146	344	1,325	1,777	330	1,947	275	51	302
Add: Amortization and impairment of intangible assets(1)	27	81	79	55	12	61	55	12	62	9	2	10
Add: Disposal loss (gain)	495	—	495	—	—	—	—	(45)	(28)	—	(7)	(4)
Add: Impairment of long-term investments	772	49	800	—	—	—	205	2	206	32	—	32
Add: Fair value (gain) loss of long-term investments	(2,754)	—	(2,754)	(23,545)	(88)	(23,590)	3,180	(9)	3,175	493	(1)	491
Add: Reconciling items on equity method investments(2)	1,191	10	1,197	593	(20)	583	190	32	207	28	5	31
Add: Tax effects on non-GAAP adjustments(3)	28	(18)	10	267	(2)	265	363	10	373	56	2	58

Net income (loss) attributable to Baidu (non-GAAP)	5,656	(956)	5,082	4,870	(1,021)	4,297	5,942	(1,065)	5,359	920	(164)	830
Diluted earnings (loss) per ADS			10.31			73.76			(1.70)			(0.26)
Add: Accretion of the redeemable noncontrolling interests			0.07			0.14			0.02			—
Add: Non-GAAP adjustments to earnings per ADS			4.35			(61.52)			17.09			2.65

Diluted earnings per ADS (non-GAAP)			14.73			12.38			15.41			2.39

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares.

(3)	Tax impact of non-GAAP adjustments is separately presented from 2020Q4, with comparative periods retrospectively adjusted.